July 26, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	C&J Energy Services, Inc. Filed on Form S-1 Registration No. 333-173177
Ladies and Gentlemen:
     In connection with the above-captioned Registration Statement, we wish to advise that between July 18, 2011 and the date hereof 2,792 copies of the Preliminary Prospectus dated July 18, 2011 were distributed as follows: 555 to 1 prospective underwriter; 2,130 to 2,130 institutional investors; 85 to 2 prospective dealers; 0 to 0 individuals; and 22 to 17 others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 9:00 a.m. Eastern time on July 28, 2011 or as soon thereafter as practicable.

Very truly yours,
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC
As Representatives of the Prospective Underwriters
By: GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-DuoDu
Name:	Yaw Asamoah-DuoDu
Title:	Managing Director